Welwind Energy International Corp.

February 17, 2011

Sondra Snyder

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Welwind Energy International Corp.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Filed December 23, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Filed August 23, 2010

Form 10-Q/A for Fiscal Quarter Ended June 30, 2010

Filed December 23, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Filed November 22, 2010

File No. 000-26673

Dear Ms. Snyder:

Welwind Energy International Corp. (the “Company”), a Delaware corporation, has received and reviewed your comment letter dated February 3, 2011, pertaining to the Company’s: i) Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Annual Report”) as filed with the Securities & Exchange Commission (the “Commission”) on April 15, 2010; ii) Form 10-K/A for the Fiscal Year Ended December 31, 2009 as filed with the Commission on December 23, 2010; iii) Form 10-Q for the Fiscal Quarter Ended June 30, 2010 as filed with the Commission on August 23, 2010; iv) Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010 as filed with the Commission on December 23, 2010; and v) Form 10-Q for the Fiscal Quarter Ended September 30, 2010 as filed with the Commission on November 22, 2010  (collectively the “Filings”).

We apologize for the delay in responding to the comment letter. As of today, the Company and its public accountants are still working on the reply.  We hope to submit our written reply to the Commission no later than February 25, 2011.

In connection with the comments in your letter, we acknowledge that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we apologize for our delay.  Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein.

Very truly yours,

WELWIND ENERGY INTERNATIONAL CORP.

/s/ Tammy-Lynn McNabb

Tammy-Lynn McNabb, Chief Executive Officer

10-20172 113B Ave., Maple Ridge, BC V2X 0Y9